
Mail Stop 4720

December 9, 2015

Via E-mail
Mr. Carter J. Ward
Chief Financial Officer
Elite Pharmaceuticals, Inc.
165 Ludlow Avenue
Northvale, NJ 07647

**Re: Elite Pharmaceuticals, Inc.
           Item 4.02 Form 8-K
           Filed December 4, 2015
           File No. 001-15697**

Dear Mr. Ward:

We have reviewed your filing and have the following comments.

Please respond to these comments within five business days by providing the requested information and amending your filing or advise us as soon as possible when you will respond.   If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the amendment to your filing and your response to these comments, we may have additional comments.

Item 4.02 - Nonreliance on Previously Issued Financial Statements

1. Please amend your filing to disclose when you concluded that your financial statements could no longer be relied upon. Refer to Item 4.02(a).

2. Please include your SAB 99 and SAB 108 analyses of the impact of adjustments related to the change in accounting for your convertible preferred stock in previously issued annual and interim financial statements in your response to our letter dated November 20, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Rolf Sundwall at (202) 551-3105.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Accounting Branch Chief
Office of Healthcare and Insurance